SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

LanOptics Building
3 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F..☑... Form 40-F.....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ..... No .☑....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________]

Contents

Attached hereto and incorporated by reference is the registrant's press release, dated March 19, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By: /s/ Dror Israel
Dror Israel
CFO and Corporate Secretary

Dated: March 21, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated March 19, 2002

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Exhibit 99.1

Contact:
Dror Israel
Director of Finance
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

EZchip Announces Interoperability of PMC-Sierra's XENON Family of 10-Gigabit Physical Layer Devices and EZchip's NP-1 10-Gigabit Network Processor

San Jose, Calif., March 19, 2002 – EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP), a fabless semiconductor company providing 10/40 Gigabit 7-Layer network processors, today announced the interoperability of the EZchip NP-1 network processor and PMC-Sierra's (NASDAQ: PMCS) XENON™ family of 10-Gigabit physical layer devices for POS/ATM, 10-Gigabit Ethernet and Gigabit Ethernet. PMC-Sierra's XENON family flag ship product, the PM5390 S/UNI®-9953 (POS-PHY Level 4 OC-192c POS/ATM, 10-Gigabit Ethernet LAN and WAN PHY) connects onto EZchip's 10 Gbps NP-1 evaluation boards to provide customers with simplified development and reduced time-to-market for OC-192 Packet-over-SONET (POS) platforms.

Complete interoperability between EZchip's NP-1 10-Gigabit 7-Layer network processor and PMC-Sierra's XENON family of devices is achieved through the support of the POS-PHY Level 4 (PL4) interface. Standardized by the Optical Internetworking Forum (OIF) as SPI-4 Phase 2, PL4 offers a low pin-count and low-power interface thus enabling significantly easier, less expensive integration for next-generation equipment designs.

"EZchip's announcement of interoperability with PMC-Sierra is part of our overall commitment to provide customers with complete system-level solutions of leading complementary parts that feature optimal performance, time-to-market and value," said Eli Fruchter, EZchip's President and CEO. "With NP-1 samples now received and in testing at EZchip, EZchip will deliver the world's most highly integrated 10-Gigabit/OC-192 7-Layer network processor that enables powerful new Ethernet and Packet-over-SONET platforms while dramatically minimizing system chip count, power dissipation and cost."

"Our collaboration with EZchip to achieve PL4 (SPI-4 Phase 2) interoperability is representative of PMC-Sierra's overall commitment to provide system engineers with cost-effective 10-Gigabit PL4 solutions to speed their time-to-market for Metro Area Network Applications," said Steve Perna, vice president and general manager, PMC-Sierra. "The PL4 or SPI-4 Phase 2 interface is the glue that allows switches and routers to support 10 Gps Packet-over-SONET, ATM and 10-Gigabit Ethernet."

EZchip's NP-1 10-Gigabit 7-Layer Network Processor
EZchip's NP-1 network processor is a single-chip, full-duplex, 10-Gigabit 7-Layer network processor providing fully programmable packet classification, modification, forwarding and policing at wire speed. The NP-1 enables building networking equipment for the Internet core, metro edge and enterprise backbone with unprecedented performance, flexibility and port density. The NP-1 features a

choice of OC-192 POS, 10-Gigabit Ethernet or eight 1-Gigabit Ethernet ports. A switch fabric interface allows scaling NP-1 based systems to thousands of ports. The NP-1's TOPcore® technology provides scalability to 40-Gigabit/OC-768, offering NP-1 customers a smooth migration path from 10 to 40-Gigabit platforms.

PMC-Sierra's 10-Gigabit Ethernet XENON Family of Devices
PMC-Sierra's XENON family of devices is one of the industry's broadest set of 10- Gigabit Physical Layer and Framer/10-Gigabit MAC solutions. The XENON family includes the PM5390 S/UNI-9953 (10-GE LAN/WAN PHY and OC-192 ATM/POS concatenated PL4 framer), PM5392 S/UNI-9953-POS (OC-192 POS/ATM concatenated PL4 framer), PM3392 S/UNI-1x10 GE (10-GE LAN PHY with PL4), and PM3388 S/UNI-10xGE (10 port GE PHY with PL4) devices. The XENON family is based on the POS-PHY Level 4 (http://www.pmc-sierra.com/posphylevel4) interface, pioneered by the SATURN® Development Group, standardized by both the Optical Internetworking Forum (SPI-4 Phase 2) and the ATM Forum (FBATM 4). Currently, the XENON family supports 10-Gigabit Ethernet LAN and WAN, OC-192c POS/ATM, high-density Gigabit Ethernet and Quad OC-48c POS/ATM. PMC-Sierra is leading the industry with extensive interoperability testing with other industry 10-Gigabit interfaces and PL4 system components (http://www.pmc-sierra.com/10ge/).

About EZchip

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology delivers 7-layer full-packet processing at wire speed. EZchip's single-chip solutions enable highly integrated networking equipment, delivering advanced services and unprecedented port density. For more information on EZchip, visit our web site at http://www.ezchip.com.
"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

Company Contact:
Daureen Green
EZchip Technologies, Israel
++972-4-644 9966
dgreen@ezchip.com

Company Contact:Susan Kirk
PMC-Sierra
604-415-6065
susan_kirk@pmc-sierra.com

Editorial Contact:
John Welton
Voce Communications for EZchip
Palo Alto, CA, USA
650-322-8120
jwelton@vocepr.com